Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Q&A

California Public Utilities Commission

Public Participation Hearings

Verizon/MCI Merger

August 15, 16, 17

Whittier, Long Beach, San Bernardino, California

The California Public Utilities Commission (PUC) is holding Public Participation Hearings (PPH) to take comments on the proposed Verizon MCI merger. “This is an opportunity for individuals to provide their input on the acquisition that, if approved, will make MCI, Inc. a subsidiary of Verizon Communications Inc. and create the second largest telecommunications company in California.” (PUC public notice)

The three hearing sites are in Whittier (Aug. 15); Long Beach (Aug. 16); and San Bernardino (Aug. 17). Each site will have hearings at 2:00 p.m. and 7:00 p.m.

The PUC panel will be comprised of an Administrative Law Judge, PUC staff and, possibly, a PUC Commissioner(s).

Q. What are these hearings for?

A. These hearings give the public the opportunity to express their views on the proposed Verizon MCI merger. The commission takes into consideration the view of the residents and businesses of California as it evaluates the merger.

Q. What does this merger mean for consumers?

A. The proposed combination of Verizon and MCI is the next logical step in the ongoing restructuring of the industry around new technologies, new services, and new providers. The new company will provide the following benefits:

•	Large business customers will have a new nationwide competitor that is capable of providing a full range of state-of-the-art communications services.

•	The combination of MCI’s Internet backbone network and Verizon’s advanced fiber optic broadband network will raise the bar of communications services.

•	The increased financial strength of the combined company will support additional investments in advanced technologies and upgrades to network infrastructure.

Q. Isn’t this merger just reassembling Ma Bell and limiting competition?

A. No. The Bell System is an important part of the history of telecommunications, but it was a part of the evolution of the communications industry, just as the merger of Verizon and MCI will be. The combined company will be just one of many competitors in one of the most dynamic industries today.

It’s important to remember that communications competition today includes cable, wireless, VoIP (voice over Internet protocol), e-mail and instant messaging. All of these mediums are competing for customers’ communication needs.

Q. What will this merger mean locally for current Verizon customers?

A. Locally and nationally, the merger between these two companies means a strong new competitor. The public interest will clearly be served by the increased investment in the nation’s critical infrastructure made possible by this transaction, and from the creation of the nation’s most advanced broadband platform, a platform that is capable of delivering next-generation multimedia services in markets, just like this one, across the country.

As you know, Verizon has extensive local networks and provides innovative wireless and broadband services. MCI has an extensive national network, Internet backbone and expertise in serving very large customers. The combination of these complementary capabilities will allow the combined company to provide a comprehensive array of communications services to state and local agencies, educational institutions and customers of all sizes.

Q. What are the main strengths of the two companies?

A. Verizon’s core strength is in wireless, local and regional networks. MCI has a strong business customer base, a portfolio of advanced data and IP services, an international presence, and an extensive IP backbone network.

Q. Are there other benefits of the merger?

A. The combination of Verizon’s and MCI’s complementary assets and expertise – together with the added investment of $2 billion in capital and $3 to $3.5 billion in total that Verizon has committed to make to MCI’s network and systems – will strongly promote the public interest:

•	Large enterprise customers will benefit from the creation of a strong and stable new facilities-based competitor that will be capable of providing a full range of communications services to these customers nationwide.

•	Governmental and national security customers will benefit from the strengthening of an important technology and infrastructure provider that serves the Departments of Defense and Homeland Security as well as other state and federal agencies, and from the ability to obtain a full array of existing and future services across the country.

•	Wholesale customers will benefit from the creation of a stronger nationwide provider with a broader facilities-based reach.

•	Mass-market customers will benefit from the combination of MCI’s Internet protocol network and expertise with Verizon’s ongoing deployment of the nation’s most advanced broadband networks.

•	The economy as a whole will benefit from enhanced efficiency and innovation-producing investments, along with the creation of a strong U.S. competitor in the global marketplace.

Q. Is [this city] getting Verizon’s fiber-optic network (FTTP)?

A. Verizon is rolling out its Fiber to the Premises network in several states, including California. It is a historic network upgrade that will provide the most advanced networking capabilities available, including advanced multimedia services, including cable video.

We’re currently building our fiber optic network in several cities and the rollout will continue. We’re also in discussion with cities and as agreements are reached, these cities will be named. A project of this size requires a close partnership between cities and Verizon.

Q. Will the merger affect Verizon’s community involvement?

A. No. Verizon, and its employees, will continue to play an integral role in the communities it serves.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 15, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on August 15, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.